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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Information furnished on this form:

                                Table of Contents

1.   Establishment of Subsidiary. Press Release dated September 26, 2003.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: September 26, 2003


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                              FOR IMMEDIATE RELEASE

                           ESTABLISHMENT OF SUBSIDIARY

Tokyo/New York, September 26, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company") announced that, the Board of Directors resolved to establish Cyber Joy, Inc. ("Cyber Joy"), to be a wholly-owned subsidiary of Crayfish.

1.   Corporate Details

     (1)  Corporate name: Cyber Joy Inc.

     (2)  Representative: Yoshitaka Enoki

     (3)  Registration date: October 1, 2003

     (4)  Location: 1-16-15 Minami Ikebukuro, Toshima-ku Tokyo Japan

     (5)  Business: Sell Internet advertising space

     (6)  Financial Term: End September

     (7)  Capital: JPY 10 Million

     (8)  Major Shareholder: 100% owned by Crayfish Co., Ltd.

     (9)  Employees: undetermined

2.   Objectives

Since March 2003, Crayfish has conducted internet advertising space business as part of its efforts to increase earnings by implementing new businesses and Cyber Joy has been established to improve the marketing of this business.

3.   Establishment Details

     (1)  Resolution by Crayfish's of Board of Directors: September 26, 2003

     (2)  Registration date: October 1, 2003

     (3)  Business operations starting date: October 1, 2003

4.   Impact to future business performance

The Company projects the sales of Cyber Joy Inc. for its first financial year (ending in September 2004) to reach JPY50 million.


     SAFE HARBOR

     This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this

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     release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements, including without limitation the statement that "The Company projects the sales of Cyber Joy Inc. for its first financial year (ending in September 2004) to reach JPY50 million," discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, that the Company may be unable to offer certain products and services as planned.

     The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

Contact information:

For corporate information in Japan

         Investor Relations Department
         81-3-5957-0644
         ir@crayfish.co.jp